Filed pursuant to Rule 424(b)(3)
Registration Nos. 333-214738

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 30, 2016)

3,126,147 Shares

Beasley Broadcast Group, Inc.

Class A Common Stock

The selling stockholders identified in this prospectus supplement are offering 3,126,147 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. Our Class A common stock is listed on the Nasdaq Global Market under the symbol “BBGI.” On July 23, 2018, the last reported sale price of our Class A common stock on the Nasdaq Global Market was $8.90 per share.

Investing in our Class A common stock involves risks. See the “Risk Factors” on page S-12 of this prospectus supplement concerning factors you should consider before investing in our Class A common stock and the similar section contained in the accompanying prospectus and in the documents we incorporate by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$7.50	$23,446,102.50
Underwriting discounts and commissions(1)	$0.45	$1,406,766.15
Proceeds, before expenses, to the selling stockholders	$7.05	$22,039,336.35

(1)	See “Underwriting” beginning on page S-26 of this prospectus supplement for additional information regarding underwriting compensation

The selling stockholders have granted the underwriters an option to purchase up to an additional 468,922 shares of Class A common stock at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement.

The underwriters expect to deliver the shares to purchasers on or about July 26, 2018.

Sole Book-Running Manager

Guggenheim Securities

Lead Manager

Stephens Inc.

Co-Manager

Noble Capital Markets

The date of this prospectus supplement is July 24, 2018.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. You should carefully read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference herein and therein, before you invest. If information in this prospectus supplement is inconsistent with the information in the accompanying prospectus, then the information in this prospectus supplement will apply and will supersede the information in the accompanying prospectus and documents incorporated by reference therein.

This prospectus supplement and the accompanying prospectus dated December 30, 2016 are part of the Registration Statement (Registration No. 333-214738) that we filed with the Securities and Exchange Commission (“SEC”) on November 21, 2016 and amended on December 28, 2016 using a “shelf” registration process. This prospectus supplement relates to the offering of shares of our Class A common stock by the selling stockholders.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are only offering to sell, and only seeking offers to buy, shares of our Class A common stock in jurisdictions where the offers and sales are permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Class A common stock by the selling stockholders or the underwriters. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus supplement and the accompanying prospectus incorporate by reference, and any free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus supplement, the accompanying prospectus or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus supplement, the accompanying prospectus and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus. Accordingly, investors should not place undue reliance on this information.

When we refer to “Beasley,” “we,” “our,” “us” and “the Company” in this prospectus, we mean Beasley Broadcast Group, Inc. and its consolidated subsidiaries, unless otherwise specified. When we refer to “you,” we mean the potential purchasers of our Class A common stock in this offering.

S-i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus contain certain “forward-looking statements” about the Company within the meaning of the Private Securities Litigation Reform Act of 1995, which relate to future, not past, events. All statements other than statements of historical fact included in this document are forward-looking statements. These forward-looking statements are based on the current beliefs and expectations of the Company’s management and are subject to known and unknown risks and uncertainties. Forward-looking statements, which address the Company’s expected business and financial performance and financial condition, among other matters, contain words such as: “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “plans,” “projects,” “could,” “should,” “would,” “seek,” “forecast,” or other similar expressions.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Factors that could cause actual results or events to differ materially from these forward-looking statements include, but are not limited to, those discussed under the caption “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, as well as the following additional factors:

•	external economic forces that could have a material adverse impact on the Company’s advertising revenues and results of operations;

•	the ability of the Company’s radio stations to compete effectively in their respective markets for advertising revenues;

•	the ability of the Company to respond to changes in technology, standards and services that affect the radio industry;

•	audience acceptance of the Company’s content, particularly its radio programs;

•	the Company’s substantial debt levels and the potential effect of restrictive debt covenants on the Company’s operational flexibility and ability to pay dividends;

•	the Company’s dependence on federally issued licenses subject to extensive federal regulation;

•	the risk that the Company’s Federal Communications Commission (“FCC”) broadcasting licenses and/or goodwill could become impaired;

•	the failure or destruction of the internet, satellite systems and transmitter facilities that the Company depends upon to distribute its programming;

•	disruptions or security breaches of the Company’s information technology infrastructure;

•	actions by the FCC or new legislation affecting the radio industry;

•	the loss of key personnel;

•	the fact that the Company is controlled by the Beasley family, which creates difficulties for any attempt to gain control of the Company;

•	our ability to integrate acquired businesses and achieve fully the strategic and financial objectives related thereto and their impact on our financial condition and results of operations; and

S-ii

•	other economic, business, competitive, and regulatory factors affecting the businesses of the Company, including those set forth in the Company’s filings with the SEC.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Additional risk factors that we may disclose in documents that we file with the SEC that are incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus prior to the completion of this offering could also cause actual results to differ materially from our expectations. We do not intend, and undertake no obligation, to update any forward-looking statement.

S-iii

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our financial information presented in accordance with GAAP, we use the following non-GAAP financial measures to clarify and enhance an understanding of the historical results of our entire business: pro forma net revenue, station operating income, pro forma station operating income, EBITDA, Adjusted EBITDA, Credit Agreement Adjusted EBITDA and free cash flow (collectively, the “Non-GAAP Financial Measures”). We believe that the presentation of these Non-GAAP Financial Measures enhances an investor’s understanding of our financial performance. We further believe that these Non-GAAP Financial Measures are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business or adjusting for the effect of acquisitions or dispositions. We use these Non-GAAP Financial Measures for business planning purposes and in measuring our performance relative to that of our competitors. We believe these Non-GAAP Financial Measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of such Non-GAAP Financial Measures may vary from that of others in our industry. These Non-GAAP Financial Measures should not be considered as alternatives to net revenue, operating income (loss), net income (loss), earnings per share, net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

EBITDA consists of net income (loss) attributable to us before interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for non-operating income or expense and the impact of certain non-cash, nonrecurring or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance. Credit Agreement Adjusted EBITDA consists of Adjusted EBITDA adjusted for the impact of additional items permitted under the definition of “Consolidated EBITDA” in the credit agreement governing the Company’s credit facilities. We believe that making such adjustments provides investors meaningful information to understand our operating results and analyze financial and business trends on a period-to-period basis.

EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA (i) do not reflect the significant interest expense on our debt, (ii) exclude impairments and adjustments for step-up amortization, and (iii) do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA only supplementally.

In calculating EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA, we add back certain non-cash, nonrecurring and other items and make certain adjustments that are based on assumptions and estimates. In addition, in evaluating EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA, Adjusted EBITDA and Credit Agreement Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

S-iv

We define station operating income (“SOI”) as net revenue less station operating expenses. We define station operating expenses as cost of services and selling, general and administrative expenses. SOI is a measure widely used in the radio broadcast industry.

The Company recognizes that because SOI is not calculated in accordance with GAAP, it is not necessarily comparable to similarly titled measures used by other companies. However, our management believes that SOI provides meaningful information to investors because it is an important measure of how effectively we operate our business (operate radio stations) and assists investors in comparing our operating performance with that of other radio companies.

We define free cash flow (”FCF”) as SOI less corporate general and administrative expenses, interest expense, current income tax expense and capital expenditures. We add back stock-based compensation expense incurred at the radio stations, amortization of loan fees, and interest income.

The Company recognizes that because FCF is not calculated in accordance with GAAP, it is not necessarily comparable to similarly titled measures used by other companies. However, management believes that FCF provides meaningful information to investors because it is a measure of the amount of cash that is available to the Company after required investments in working capital and property and equipment and assists investors in comparing our operating performance with that of other radio companies.

Pro forma net revenue and pro forma SOI assume that any acquisitions and dispositions completed during the reporting period had occurred on the first day of the reporting period. Therefore, we add net revenue and SOI generated by acquired radio stations to actual net revenue and actual SOI as if those stations had been acquired on the first day of the reporting period, and we deduct net revenue and SOI generated by sold radio stations as if they had been sold on the first day of the reporting period. Pro forma net revenue is disclosure required by GAAP in notes to financial statements for any significant business combination and is considered by the SEC to provide meaningful information to investors. Pro forma revenue and pro forma SOI provide management with relevant information in the current reporting period that can be used for projections and more meaningful comparisons with actual net revenue and actual SOI in future reporting periods.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information contained elsewhere in this prospectus supplement or the prospectus or in the documents incorporated herein or therein. This summary does not contain all of the information that you should consider in your evaluation of an investment in our Class A common stock. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the information set forth under “Risk Factors,” before making an investment decision.

Our Company

We are a radio broadcasting company whose primary business is operating radio stations throughout the United States. We own and operate 63 radio stations in the following radio markets: Atlanta, GA, Augusta, GA, Boston, MA, Charlotte, NC, Detroit, MI, Fayetteville, NC, Fort Myers-Naples, FL, Las Vegas, NV, Middlesex, NJ, Monmouth, NJ, Morristown, NJ, Philadelphia, PA, Tampa-Saint Petersburg, FL, West Palm Beach-Boca Raton, FL, and Wilmington, DE.

We seek to secure and maintain a leadership position in the markets we serve by developing market-leading clusters of radio stations in each of our markets. We operate our radio stations in clusters to capture a variety of demographic listener groups, which we believe enhances our radio stations’ appeal to a wide range of advertisers. In addition, we have been able to achieve operating efficiencies by consolidating office and studio space where possible to minimize duplicative management positions and reduce overhead expenses. Current FCC rules and regulations do not permit us to add any more radio stations to our existing cluster in the Augusta, GA radio market.

On November 1, 2016 we completed the acquisition of Greater Media, Inc. (“Greater Media”), pursuant to the merger agreement, dated as of July 19, 2016 by and among the Company, Greater Media, Beasley Media Group 2, Inc., an indirect wholly-owned subsidiary of the Company (“Merger Sub”), and Peter A. Bordes, Jr., as the Stockholders’ Representative (the “Merger Agreement”). On the closing date, Merger Sub was merged with and into Greater Media, with Greater Media surviving the merger as an indirect wholly-owned subsidiary of the Company (the “Merger”). As a result of the Merger, the Company added 21 radio stations in the Boston, MA, Detroit, MI, Charlotte, NC (later divested), Middlesex, NJ, Monmouth, NJ, Morristown, NJ and Philadelphia, PA markets.

Recent Developments

WXTU-FM Acquisition

We have entered into a definitive agreement to acquire WXTU-FM in Philadelphia, Pennsylvania from Entercom Communications Corp. for $38.0 million in cash. Excluding one-time transaction costs, the acquisition of WXTU-FM is expected to be immediately accretive to our free cash flow without materially altering our net leverage after accounting for the acquisition and this offering. We intend to fund the acquisition through borrowings under our revolving credit facility and cash generated from operations.

The acquisition of WXTU-FM highlights our focus on premium local programming and content and is complementary to our six other radio stations and digital operations in the Philadelphia market, the ninth largest radio market in the country.

For the twelve months ended March 31, 2018, WXTU-FM generated approximately $10.2 million of net revenue and approximately $4.5 million of station operating income. After giving effect to anticipated synergies resulting from the acquisition, we believe that WXTU-FM would have contributed approximately $5.5 million of incremental station operating income to the Company over the same period on a pro forma basis.

Second Quarter Cash Dividend

On May 31, 2018, the Company announced that its Board of Directors declared a quarterly cash dividend of $0.05 per share of its Class A and Class B common stock. The dividend was paid on July 6, 2018 to shareholders of record on June 29, 2018. See “Dividend Policy” for more information.

Preliminary Estimated Financial Results for the Three and Six Months Ended June 30, 2018

Our financial results for the three and six months ended June 30, 2018 are not yet complete and will not be available until after the completion of this offering. Accordingly, our estimated results below are forward-looking statements based solely on information available to us as of the date of this prospectus supplement, and we undertake no obligation to update this information, except as may be required by law. Actual results remain subject to the completion of management’s and our audit committee’s reviews and our other financial closing procedures, as well as the completion of the preparation of our unaudited consolidated financial data for the three and six months ended June 30, 2018. During the course of that process, we may identify items that would require us to make adjustments, which may be material, to the information presented below. Accordingly, you should not place undue reliance on this preliminary data.

The preliminary financial data included in this prospectus supplement has been prepared by and is the responsibility of our management. Our independent registered public accounting firm, Crowe LLP, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results. Accordingly, Crowe LLP does not express an opinion or any other form of assurance with respect thereto. As a result, we have provided ranges, rather than specific amounts, for the estimated financial results below. Our actual results may vary materially from the estimated preliminary results included herein. Please refer to “Cautionary Note Regarding Forward-Looking Statements.”

These preliminary results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, which are incorporated by reference in this prospectus supplement. For additional information, please see “Risk Factors”. The information presented herein should not be considered a substitute for the financial information to be filed with the SEC in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 once it becomes available.

•

We estimate that for the three months ended June 30, 2018, net revenue will be between $61.0 million and $61.65 million, representing either no change or an increase of up to 1.0% compared to net revenue of $61.0 million for the three months ended June 30, 2017.

•

We estimate that for the six months ended June 30, 2018, net revenue will be between $116.0 million and $116.8 million, representing an increase of 1.1% to 1.8% compared to net revenue of $114.8 million for the six months ended June 30, 2017.

	Three Months Ended June 30,
	2018		2017
	Low	High
	(estimated)		(actual)
Net revenue	$61,000,000	$61,650,000	$61,013,414

	Six Months Ended June 30,
	2018		2017
	Low	High
	(estimated)		(actual)
Net revenue	$116,000,000	$116,800,000	$114,753,965

Corporate Information

We filed our certificate of incorporation with the Secretary of State of Delaware on November 12, 1999.

Our principal executive offices are located at 3033 Riviera Drive, Suite 200, Naples, Florida 34103, and our telephone number is (239) 263-5000. Our Internet address is www.bbgi.com. The information on our Internet website, however, is not, and should not be deemed to be, a part of this prospectus supplement. Our website address is included as an inactive textual reference only.

THE OFFERING

Issuer	Beasley Broadcast Group, Inc.

Class A common stock offered by the selling stockholders	3,126,147 shares (3,595,069 shares if the underwriters exercise in full their option to purchase additional shares)

Shares of common stock outstanding following this offering	10,844,488 shares of Class A common stock

16,662,743 shares of Class B common stock

27,507,231 shares of common stock

Use of proceeds	We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Dividend policy	We intend to continue to pay quarterly cash dividends on our Class A and Class B common stock. See “Dividend Policy” for more information.

Voting rights	Holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of stockholders. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to 10 votes. Holders of our Class A common stock, voting as a single class, are entitled to elect two directors to our board of directors. Immediately following this offering, the Class B common stock will represent approximately 93.9% of the combined voting power of our common stock. As of July 9, 2018, George G. Beasley, our Chairman, and members of his immediate family own all of the outstanding shares of our Class B common stock.

Conversion and transferability of Class B common stock	Shares of Class B common stock are convertible at the option of the holder at any time into shares of Class A common stock on a one-for-one basis. Shares of Class B common stock convert automatically into shares of Class A common stock upon sale or transfer to persons or entities not related to or affiliated with George G. Beasley or members of his immediate family.

Risk factors	Investing in our Class A common stock involves risks. For a discussion of factors you should consider before investing in our Class A common stock, see “Risk Factors” beginning on page S-12 of this prospectus supplement and other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017.

NASDAQ Global Market symbol	“BBGI”

Except as otherwise indicated, the number of shares of our Class A common stock and Class B common stock to be outstanding immediately after this offering is based on 10,844,488 shares of Class A common stock and 16,662,743 shares of Class B Common stock outstanding as of July 9, 2018. The number of outstanding shares of our Class A common stock includes 3,126,147 shares of Class A common stock to be sold by the selling stockholders (3,595,069 shares if the underwriters exercise in full their option to purchase additional shares), and excludes:

•	156,786 shares of Class A common stock issuable upon the vesting and settlement of outstanding restricted stock and restricted stock units under our 2007 Equity Incentive Award Plan;

•	4,812,652 shares of Class A common stock reserved for issuance under our 2007 Equity Incentive Award Plan; and

•	4,377,227 shares of Class A common stock recorded as treasury stock.

Except as otherwise indicated, this prospectus supplement reflects and assumes no exercise by the underwriters of their option to purchase additional shares of our Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth summary historical consolidated financial data for the periods and dates indicated.

The summary historical consolidated financial data as of and for the year ended December 31, 2015 are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, which is not incorporated by reference in this prospectus supplement. The summary historical consolidated financial data as of and for the years ended December 31, 2016 and December 31, 2017 are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this prospectus supplement. The summary historical interim consolidated financial data as of and for the three months ended March 31, 2017 and March 31, 2018 are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which is incorporated by reference in this prospectus supplement.

You should read the summary history consolidated financial data below together with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which are incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Statements of Comprehensive Income
Net revenue	$105,946,670	$136,665,344	$232,179,463	$53,740,551	$55,153,627

Operating expenses:
Station operating expenses(1)	75,609,147	96,705,989	174,822,164	43,949,594	45,512,847
Corporate general and administrative expenses(2)	8,983,860	10,303,503	15,832,406	3,230,097	3,282,473
Transaction expenses	349,917	6,381,198	963,979	450,833	—
Other operating expenses	—	—	968,603	328,247	—
Depreciation and amortization	3,834,992	6,232,572	6,133,812	1,502,837	1,546,734
Change in fair value of contingent consideration(3)	—	(1,266,394)	(10,053,754)	(7,533,292)	4,415,925
Gain (loss) on dispositions, net	3,520,933	—	(3,707,993)	269,456	—
Gain on exchange	—	—	(11,803,585)	—	—
Termination of postretirement benefits plan	—	—	(1,812,448)	—	—
Gain on merger	—	(44,281,066)	—	—	—

Total operating expenses	92,298,849	74,075,802	171,343,184	42,197,772	54,757,979

Operating income	13,647,821	62,589,542	60,836,279	11,542,779	395,648
Non-operating income (expense):
Interest expense	(3,967,794)	(6,597,738)	(18,430,072)	(4,827,339)	(3,625,240)
Loss on modification of long-term debt	(558,856)	(769,819)	(3,954,035)	—	—
Other income (expense), net	881,938	564,230	450,707	356,198	448,901

Income (loss) before income taxes	10,003,109	55,786,215	38,902,879	7,071,638	(2,780,691)
Income tax expense (benefit)	3,640,787	8,297,802	(48,228,290)	(414,858)	380,501

Net income (loss)	6,362,322	47,488,413	87,131,169	7,486,496	(3,161,192)
Other comprehensive income
Unrealized losses on securities(4)	53,226	(39,983)	(31,521)	(14,174)	—
Unrecognized actuarial gains (losses) on postretirement plans(5)	—	(756,998)	1,177,917	—	(731,265)

Comprehensive income	$6,415,548	$46,691,432	$88,277,565	$7,472,322	$(3,892,457)

Net income per Class A and Class B common share:
Basic	$0.28	$2.00	$3.15	$0.27	$(0.11)
Diluted	$0.28	$1.98	$3.14	$0.27	$(0.11)

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Dividends declared per common share	$0.18	$0.18	$0.18	$0.045	$0.05
Weighted average shares outstanding:
Basic	22,911,727	23,787,485	27,696,790	27,663,114	27,717,394
Diluted	23,025,720	23,950,958	27,792,702	27,766,662	27,717,394

	As of December 31,			As of March 31,
	2015	2016	2017	2017	2018
Balance sheet data
Cash and cash equivalents	$14,318,494	$20,325,415	$13,922,390	$18,870,720	$13,169,964
Total assets	311,401,895	661,670,048	654,718,781	638,160,569	636,202,501
Total liabilities	177,864,820	459,178,425	368,552,581	429,740,423	368,218,356
Total stockholders’ equity	133,537,075	202,491,623	286,166,200	208,420,146	267,984,145

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Cash flows data:
Net cash provided by (used in):
Operating activities	$14,371,755	$17,151,100	$28,021,057	$6,146,698	$4,800,998
Investing activities	55,471	(89,619,502)	17,523,283	22,150,413	(1,225,996)
Financing activities	(14,368,173)	78,475,323	(51,947,365)	(29,751,806)	(4,327,428)

Other financial data (unaudited):
Pro forma net revenue(6)	$105,949,818	$259,680,532	$250,610,142	$57,097,999	$55,227,234
Station operating income(7)	$30,337,523	$39,959,355	$57,357,299	$9,790,957	$9,640,780
Pro forma station operating income(7)	$30,199,564	$59,061,955	$61,073,690	$10,608,542	$9,614,392
Credit Agreement Adjusted EBITDA(8)	$23,707,124	$62,639,470	$52,111,654	$8,829,678	$6,660,469
Free cash flow(9)	$14,920,243	$20,575,879	$22,635,498	$1,486,010	$2,673,905

(1)	Includes stock-based compensation of $110,781 for the year ended December 31, 2015, $112,327 for the year ended December 31, 2016, $54,163 for the year ended December 31, 2017, $79,047 for the three months ended March 31, 2017 and $152,418 for the three months ended March 31, 2018, and excluding depreciation and amortization shown separately.
(2)	Includes stock-based compensation of $1,002,110 for the year ended December 31, 2015, $697,044 for the year ended December 31, 2016, $1,690,971 for the year ended December 31, 2017, $118,692 for the three months ended March 31, 2017 and $465,354 for the three months ended March 31, 2018.
(3)	The $11.9 million increase in the fair value of contingent consideration during the three months ended March 31, 2018 as compared to the three months ended March 31, 2017 is primarily due to changes in our stock price affecting the value of shares of our Class A common stock (i) forfeited to the Company in settlement of the working capital adjustment in connection with the acquisition of Greater Media and (ii) returned to us by the former stockholders of Greater Media based on certain proceeds from the sale of Greater Media’s tower assets.
(4)	Net of income tax expense of $32,494 for the year ended December 31, 2015, $23,214 for the year ended December 31, 2016, $21,527 for the year ended December 31, 2017 and $9,200 for the three months ended March 31, 2017.
(5)	Net of income tax benefit of $491,248 for the year ended December 31, 2016, income tax expense of $641,789 for the year ended December 31, 2017 and income tax benefit of $261,358 for the three months ended March 31, 2018.
(6)	The following table reconciles net revenue to pro forma net revenue. See “Use of Non-GAAP Financial Measures” for more information.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Net revenue	$105,946,670	$136,636,803	$232,179,463	$53,740,551	$55,153,627
Acquired stations(a)	—	150,102,278	35,863,012	8,407,463	—
Sold stations(b)	3,148	(27,058,549)	(17,432,333)	(5,050,015)	73,607

Pro forma net revenue	$105,949,818	$259,680,532	$250,610,142	$57,097,999	$55,227,234

(a)	For the year ended December 31, 2016, reflects net revenue from (i) the radio stations acquired from Greater Media in Boston, Detroit, New Jersey and Philadelphia radio markets from January 1, 2016 through the acquisition date (November 1, 2016) and (ii) net revenue from WBZ-FM in Boston (which was acquired on December 19, 2017) from January 1, 2016 to December 31, 2016. For the year ended December 31, 2017, reflects net revenue from WBZ-FM in Boston from January 1, 2017 through the acquisition date (December 19, 2017). For the three months ended March 31, 2017, reflects net revenue from WBZ-FM in Boston (which was acquired on December 19, 2017) from January 1, 2017 through March 31, 2017.
(b)	For the year ended December 31, 2015, reflects net revenue from radio stations in the Miami radio market and the Philadelphia radio market (which were both sold in December of 2014). For the year ended December 31, 2016, reflects net revenue from (i) WFNZ-AM in Charlotte (which was sold on January 6, 2017) from January 1, 2016 through December 31, 2016, (ii) radio stations in the New Bern radio market (which were sold on May 1, 2017) from January 1, 2016 through December 31, 2016 and (iii) WMJX-FM in Boston (which was sold on December 19, 2017) from January 1, 2016 through December 31, 2016. For the year ended December 31, 2017, reflects net revenue from (i) WFNZ-AM in Charlotte from January 1, 2017 through the disposition date (January 6, 2017), (ii) radio stations in the New Bern radio market from January 1, 2017 through the disposition date (May 1, 2017) and (iii) WMJX-FM in Boston from January 1, 2017 through the disposition date (December 19, 2017). For the three months ended March 31, 2017, reflects net revenue from (i) WFNZ-AM in Charlotte from January 1, 2017 through the disposition date (January 6, 2017), (ii) radio stations in the New Bern radio market (which were sold on May 1, 2017) from January 1, 2017 through March 31, 2017 and (iii) WMJX-FM in Boston (which was sold on December 19, 2017) from January 1, 2017 through March 31, 2017. For the three months ended March 31, 2018, reflects net revenue from (i) radio stations in the New Bern radio market (which were sold on May 1, 2017) from January 1, 2018 through March 31, 2018 and (ii) WMJX-FM in Boston (which was sold on December 19, 2017) from January 1, 2018 through March 31, 2018.

(7)	The following table reconciles net income to SOI and pro forma SOI. See “Use of Non-GAAP Financial Measures” for more information.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Net income (loss)	$6,362,322	$47,488,413	$87,131,169	$7,486,496	$(3,161,192)
Depreciation and amortization	3,834,992	6,232,572	6,133,812	1,502,837	1,546,734
Interest expense	3,967,794	6,597,738	18,430,072	4,827,339	3,625,240
Income tax expense (benefit)	3,640,787	8,297,802	(48,228,290)	(414,858)	380,501

EBITDA	$17,805,895	$68,616,525	$63,466,763	$13,401,814	$2,391,283

Transaction expenses	349,917	6,381,198	963,979	450,833	—
Other operating expenses	—	—	968,603	328,247	—
Change in fair value of contingent consideration	—	(1,266,394)	(10,053,754)	(7,533,292)	4,415,925
Gain on dispositions	—	—	(3,707,993)	—	—
Gain on exchange	—	—	(11,803,585)	269,456	—
Termination of postretirement benefits plan	—	—	(1,812,448)	—	—
Gain on merger	—	(44,281,066)	—	—	—
Impairment loss	3,520,933	—	—	—	—
Loss on modification of long-term debt	558,856	769,819	3,954,035	—	—
Other income (expense), net	881,938	564,230	450,707	356,198	448,901

Adjusted EBITDA	$21,353,663	$29,655,852	$41,524,893	$6,560,860	$6,358,307

Corporate general and administrative expenses	8,983,860	10,303,503	15,832,406	3,230,097	3,282,473

SOI	$30,337,523	$39,959,355	$57,357,299	$9,790,957	$9,640,780

Pro forma net revenue for acquisitions and dispositions(a)	(3,148)	123,043,730	18,430,679	3,357,448	73,607
Pro forma station operating expenses for acquisitions and dispositions(b)	(134,811)	(103,941,130)	(14,714,288)	(2,539,863)	(99,995)

Pro forma SOI	$30,199,564	$59,061,955	$61,073,690	$10,608,542	$9,614,392

(a)

For the year ended December 31, 2015, reflects net revenue from radio stations in the Miami radio market and the Philadelphia radio market (which were both sold in December of 2014). For the year ended December 31, 2016, reflects (a) the addition of net revenue from (i) the radio stations acquired from Greater Media in Boston, Detroit, New Jersey and Philadelphia radio markets on November 1, 2016 and (ii) net revenue from WBZ-FM in Boston (which was acquired on December 19, 2017), less (b) net revenue from (i) WFNZ-AM in Charlotte (which was sold on January 6, 2017), (ii) radio stations in the New Bern radio market (which were sold on May 1, 2017) and (iii) WMJX-FM in Boston (which was sold on December 19, 2017). Net revenue was included for acquisitions or excluded for dispositions from January 1, 2016 through the acquisition or disposition date in 2016, or through December 31, 2016 if the acquisition or disposition occurred in 2017.

For the year ended December 31, 2017, reflects net revenue from WBZ-FM in Boston (which was acquired on December 19, 2017), less net revenue from (i) WFNZ-AM in Charlotte (which was sold on January 6, 2017), (ii) radio stations in the New Bern radio market (which were sold on May 1, 2017) and (iii) WMJX-FM in Boston (which was sold on December 19, 2017). Net revenue was included for acquisitions or excluded for dispositions from January 1, 2017 through the acquisition or disposition date in 2017.

For the three months ended March 31, 2017, reflects net revenue from WBZ-FM in Boston (which was acquired on December 19, 2017), less net revenue from (i) WFNZ-AM in Charlotte (which was sold on January 6, 2017), (ii) radio stations in the New Bern radio market (which were sold on May 1, 2017) and (iii) WMJX-FM in Boston (which was sold on December 19, 2017). Net revenue was included for acquisitions or excluded for dispositions from January 1, 2017 through the acquisition or disposition date during the three months ended March 31, 2017, or through March 31, 2017 if the acquisition or disposition occurred later in 2017.

For the three months ended March 31, 2018, reflects net revenue adjustments from (i) radio stations in the New Bern radio market (which were sold on May 1, 2017) from January 1, 2018 through March 31, 2018 and (ii) WMJX-FM in Boston (which was sold on December 19, 2017) from January 1, 2018 through March 31, 2018.

(b)

For the year ended December 31, 2015, reflects station operating expenses from radio stations in the Miami radio market and the Philadelphia radio market (which were sold in December of 2014). For the year ended December 31, 2016, reflects (a) the addition of station operating expenses from (i) the radio stations acquired from Greater Media in Boston, Detroit, New Jersey and Philadelphia radio markets on November 1, 2016 and (ii) WBZ-FM in Boston (which was acquired on December 19, 2017), less (b) station operating expenses from (i) WFNZ-AM in Charlotte (which was sold on January 6, 2017), (ii) radio stations in the New Bern radio market (which were sold on May 1, 2017) and (iii) WMJX-FM in Boston (which was sold on December 19, 2017). Station operating expenses were included for acquisitions or excluded for dispositions from January 1, 2016 through the acquisition or disposition date in 2016, or through December 31, 2016 if the acquisition or disposition occurred in 2017.

For the year ended December 31, 2017, reflects station operating expenses from WBZ-FM in Boston (which was acquired on December 19, 2017), less station operating expenses from (i) WFNZ-AM in Charlotte (which was sold on January 6, 2017), (ii) radio stations in the New Bern radio market (which were sold on May 1, 2017) and (iii) WMJX-FM in Boston (which was sold on December 19, 2017). Station operating expenses were included for acquisitions or excluded for dispositions from January 1, 2017 through the acquisition or disposition date in 2017.

For the three months ended March 31, 2017, reflects station operating expenses from WBZ-FM in Boston (which was acquired on December 19, 2017), less station operating expenses from (i) WFNZ-AM in Charlotte (which was sold on January 6, 2017), (ii) radio stations in the New Bern radio market (which were sold on May 1, 2017) and (iii) WMJX-FM in Boston (which was sold on December 19, 2017). Station operating expenses were included for acquisitions or excluded for dispositions from January 1, 2017 through the acquisition or disposition date during the three months ended, March 31, 2017, or through March 31, 2017 if the acquisition or disposition occurred later in 2017.

For the three months ended March 31, 2018, reflects station operating expense adjustments from (i) radio stations in the New Bern radio market (which were sold on May 1, 2017) from January 1, 2018 through March 31, 2018 and (ii) WMJX-FM in Boston (which was sold on December 19, 2017) from January 1, 2018 through March 31, 2018.

(8)	The following table reconciles net income to Credit Agreement Adjusted EBITDA. See “Use of Non-GAAP Financial Measures” for more information.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Net income (loss)	$6,362,322	$47,488,413	$87,131,169	$7,486,496	$(3,161,192)
Depreciation and amortization	3,834,992	6,232,572	6,133,812	1,502,837	1,546,734
	3,967,794	6,597,738	18,430,072	4,827,339	3,625,240
Income tax expense (benefit)	3,640,787	8,297,802	(48,228,290)	(414,858)	380,501

EBITDA	$17,805,895	$68,616,525	$63,466,763	$13,401,814	$2,391,283

Transaction expense	349,917	6,381,198	963,979	450,833	—
Other operating expenses	—	—	968,603	328,247	—
Change in fair value of contingent consideration	—	(1,266,394)	(10,053,754)	(7,533,292)	4,415,925
Gain on dispositions	—	—	(3,707,993)	—	—
Gain on exchange	—	—	(11,803,585)	269,456	—
Termination of postretirement benefits plan	—	—	(1,812,448)	—	—
Gain on merger	—	(44,281,066)	—	—	—
Impairment loss	3,520,933	—	—	—	—
Loss on modification of long-term debt	558,856	769,819	3,954,035	—	—
Other income (expense), net	881,938	564,230	450,707	356,198	448,901

Adjusted EBITDA	$21,353,663	$29,655,852	$41,524,893	$6,560,860	$6,358,307

Pro forma net revenue for acquisitions and dispositions(a)	(3,148)	123,043,730	18,430,679	3,357,448	73,607
Pro forma station operating expenses for acquisitions and dispositions(b)	(134,811)	(103,941,130)	(14,714,288)	(2,539,863)	(99,995)
GMI synergies/pension adjustments(c)	—	5,613,769	—	—	—
Stock-based compensation	1,112,891	809,371	1,745,134	197,739	617,772
Other adjustments (including trade)(d)	184,259	(168,308)	16,996	(60,122)	(66,737)
Tax add back	1,003,879	1,562,660	1,371,148	329,903	377,523
Other expenses (corporate pro forma)(e)	190,391	(453,621)	—	—	(1,001,647)
Format change addback(f)	—	3,338,067	1,759,508	983,713	521,274
Severance addback	—	3,179,080	1,977,584	—	(119,635)

Credit Agreement Adjusted EBITDA	$23,707,124	$62,639,470	$52,111,654	$8,829,678	$6,660,469

(a)	See note (a) to the reconciliation of net income (loss) to pro forma SOI for a description of this adjustment.
(b)	See note (b) to the reconciliation of net income (loss) to pro forma SOI for a description of this adjustment.
(c)

Represents pro forma adjustments in respect of cost savings, operating expense reductions and synergies in connection with the Greater Media transaction, as well as a valuation correction in conjunction with a pension plan that was excluded from Credit Agreement Adjusted EBITDA as a non-operating item.

(d)	Represents deferred or non-cash expenses relating to trade.
(e)

For the year ended December 31, 2015, represents positive adjustments to non-operating expenses previously included in net income. For the year ended December 31, 2016, represents prior year expense adjustments, one-time expenses related to the acquisition of Greater Media, non-operating expenses offset by an increase in Greater Media corporate employees on a pro forma basis and a non-operating pension adjustment. For the three months ended March 31, 2018, represents an adjustment for pension plan benefit previously included in net income.

(f)	Represents losses and charges incurred in connection with the reformatting of two of our stations.

(9)	The following table reconciles net income to free cash flow. See “Use of Non-GAAP Financial Measures” for more information.

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
Net income (loss)	$6,362,322	$47,488,413	$87,131,169	$7,486,496	$(3,161,192)
Non-cash stock based compensation	1,112,891	809,371	1,745,134	197,739	617,772
Transaction expenses	349,917	6,381,198	963,979	450,833	—
Other operating expenses	—	—	968,603	328,247	—
Depreciation and amortization	3,834,992	6,232,572	6,133,812	1,502,837	1,546,734
Change in fair value of contingent consideration	—	(1,266,394)	(10,053,754)	(7,533,292)	4,415,925
Gain on dispositions	—	—	(3,707,993)	—	—
Impairment loss	3,520,933				—
Gain on exchange	—	—	(11,803,585)	269,456	—
Termination of postretirement benefits plan	—	—	(1,812,448)	—	—
Gain or merger	—	(44,281,066)	—	—
Loss of modification of long-term debt	558,856	769,819	3,954,035	—	—
Other income (expense), net	(881,938)	(564,230)	(450,707)	(356,198)	(448,901)
Income tax expense (benefit)	3,640,787	8,297,802	(48,228,290)	(414,858)	380,501
Amortization of loan fees	339,924	670,369	2,150,450	546,808	470,376
Interest income	61,319	32,639	127,270	21,263	31,483
Current income tax expense	(1,850,676)	(1,053,857)	(289,563)	(13,734)	(5,297)
Capital expenditures	(2,129,084)	(2,940,757)	(4,192,614)	(999,587)	(1,173,496)

Free cash flow	$14,920,243	$20,575,879	$22,635,498	$1,486,010	$2,673,905

RISK FACTORS

An investment in our Class A common stock involves risks. You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement before deciding whether to invest in our Class A common stock. In particular, you should carefully consider the risks and uncertainties described below as well as those described in our most recent Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q, and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K we file after the date of this prospectus supplement and before the termination of this offering. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

Risks Related to Our Class A Common Stock and this Offering

The trading price of our Class A common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the offering price.

The market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	quarterly variations in our operating results compared to market expectations;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common shares or the stock of other companies in our industry;

•	adverse publicity about us, the industries we participate in or individual scandals;

•	announcements of new offerings by us or our competitors;

•	stock price performance of our competitors;

•	the limited trading market for our Class A common stock;

•	the failure of research analysts to cover our Class A common stock;

•	fluctuations in stock market prices and volumes;

•	default on our indebtedness;

•	actions by competitors;

•	changes in senior management or key personnel;

•	changes in financial estimates by securities analysts;

•	negative earnings or other announcements by us or other companies in our industry;

•	downgrades in our credit ratings or the credit ratings of our competitors;

•	incurrence of indebtedness or issuances of capital stock;

•	our ability to consummate acquisitions and successfully integrate and operate acquired businesses;

•	the potential adverse impact of recent U.S. tax legislation on our financial condition, results of operations and cash flows;

•	global economic, legal and regulatory factors unrelated to our performance;

•	our dependence on federally issued licenses subject to extensive federal regulation;

•	the risk that our FCC broadcasting licenses and/or goodwill could become impaired;

•	the failure or destruction of the internet, satellite systems and transmitter facilities that we depend upon to distribute its programming;

•	disruptions or security breaches of our information technology infrastructure; and

•	actions by the FCC or legislation affecting the radio industry.

Volatility in the market price of our common stock may prevent investors from being able to sell their Class A common stock at or above the offering price.

As a result, you may suffer a loss on your investment. In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

There may not be an active market for our Class A common stock, making it difficult for you to sell your stock.

Historically, our stock has not been actively traded, and it may not be actively traded in the future. An illiquid market for our stock may result in price volatility and poor execution of buy and sell orders for investors. Our stock price and trading volume have fluctuated widely for a number of reasons, including some reasons that may be unrelated to our business or results of operations. This market volatility could depress the price of our Class A common stock without regard to our operating performance. In addition, our operating results may be below expectations of public market analysts and investors. If this were to occur, the market price of our Class A common stock could decrease, perhaps significantly.

Our share price may decline due to the large number of shares eligible for future sale.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Shares of common stock held by our executive officers, directors and certain other holders of our Class A common stock are subject to lock-up agreements that restrict their ability to transfer shares of our Class A common stock to sell or transfer any of our Class A common stock or securities convertible into, exchangeable for, exercisable for or repayable with our Class A common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of the representative for the underwriters, subject to customary exceptions. See “Underwriting—No Sales of Similar Securities” for more information. After this period, shares of our Class A common stock held by such executive officers, directors and other holders will become freely transferable, subject to the restrictions under the Securities Act. Stockholders who are subject to any of the lock-up agreements described above may be permitted to sell shares prior to the expiration of the applicable lock-up agreement in certain circumstances, including as the result of the waiver or termination of such lock-up agreement.

As of July 9, 2018, subject to the restrictions under the Securities Act and under the lock-up agreements described above, the 16,662,743 shares of our Class A common stock issuable upon conversion of outstanding Class B common stock are eligible for sale.

In connection with the Merger, we entered into a registration rights agreement pursuant to which we registered 5,422,993 shares of our Class A common stock issued pursuant to the Merger Agreement to the former stockholders of Greater Media. Of those registered shares, 4,084,834 remain available for sale and 3,126,147 are being offered pursuant to this prospectus supplement (3,595,069 if the underwriters exercise in full their option to purchase additional shares).

While we currently pay a quarterly cash dividend to our stockholders, we may change our dividend policy at any time and we may not continue to declare cash dividends.

Although we currently pay a quarterly cash dividend to our stockholders, we have no obligation to do so, and our dividend policy may change at any time. Returns on stockholders’ investments will primarily depend on the appreciation, if any, in the price of our Class A common stock. The amount and timing of dividends, if any, are subject to capital availability and periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders and are in compliance with all applicable laws and any other contractual agreements limiting our ability to pay dividends.

Under the credit agreement governing our revolving credit facility and term loan, we are restricted from paying cash dividends in certain circumstances, and we expect these restrictions to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Future dividends, including their timing and amount, may be affected by, among other factors: general economic and business conditions; our financial condition and operating results; our available cash and current anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other factors as our board of directors may deem relevant.

Our dividend payments may change from time to time, and we may not continue to declare dividends in any particular amounts or at all. The reduction in or elimination of our dividend payments could have a negative effect on our stock price.

If securities analysts do not publish research or reports about our business or if they downgrade our Company or our sector, the price of our Class A common stock could decline.

The trading market for our Class A common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our Company or our industry, or the stock of any of our competitors, the price of our Class A common stock could decline. If one or more of these analysts ceases coverage of our Company, we could lose visibility in the market, which in turn could cause the price of our Class A common stock to decline.

If we raise additional capital through the issuance of new Class A common stock at a price lower than the offering price, you will incur dilution.

If we raise additional capital through the issuance of new Class A common stock at a lower price than the offering price, you will be subject to dilution, which could cause you to lose all or a portion of your investment. If we are unable to access the public markets in the future, or if our performance or prospects decrease, we may need to consummate a private placement or public offering of our Class A common stock at a lower price than the offering price.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our board of directors has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

Our Chairman of the Board controls Beasley Broadcast Group, Inc. and members of his immediate family own a substantial equity interest in Beasley Broadcast Group, Inc. Their interests may conflict with yours.

George G. Beasley is generally able to control the vote on all matters submitted to a vote of stockholders. Without the approval of Mr. Beasley, we will be unable to consummate transactions involving an actual or potential change in control, including transactions in which you might otherwise receive a premium for your shares over then current market prices. As of July 9, 2018, shares of our Class A and Class B common stock that Mr. Beasley beneficially owns represent 60.9% of the total voting power of all classes of our common stock. Members of his immediate family also own significant amounts of Class B common stock. Mr. Beasley will be able to direct our management and policies, except with respect to those matters requiring a class vote under the provisions of our amended certificate of incorporation, third amended and restated bylaws or applicable law.

Historically, we have entered into certain transactions with George G. Beasley, members of his immediate family and affiliated entities that may conflict with the interests of our stockholders now or in the future. See “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operation—Related Party Transactions” and Note 15 to the accompanying financial statements in our most recent Annual Report on Form 10-K.

Future sales by George G. Beasley or members of his family of our Class A common stock could adversely affect its market price.

George G. Beasley and members of his family beneficially own the majority of all outstanding shares of Class B common stock, which is convertible to Class A common stock on a one-for-one basis. The market for our Class A common stock could change substantially if George G. Beasley and members of his family convert their shares of Class B common stock to shares of Class A common stock and then sell large amounts of shares of Class A common stock in the public market.

These sales, or the possibility that these sales may occur, could make it more difficult for us to raise capital by selling equity or equity-related securities in the future.

Future sales of our Class A common stock by the former stockholders of Greater Media could adversely affect its market price.

In connection with the Merger, after post-closing adjustments, we issued 4,084,834 shares of Class A common stock to the former stockholders of Greater Media. As of July 9, 2018, the former stockholders of Greater Media own approximately 14.9% of the outstanding shares of our common stock and approximately 37.7% of the outstanding shares of our Class A common stock. After giving effect to this offering, including the sale of 3,126,147 shares being offered by the selling stockholders pursuant to this prospectus supplement (3,595,069 if the underwriters exercise in full their option to purchase additional shares), the former stockholders of Greater Media will own approximately 3.5% of the outstanding shares of our common stock and approximately 8.8% of the outstanding shares of our Class A common stock (or approximately 1.8% of the outstanding shares of our common stock and approximately 4.5% of the outstanding shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares).

These sales, or the possibility that these sales may occur, could make it more difficult for us to raise capital by selling equity or equity-related securities in the future.

The difficulties associated with any attempt to gain control of our Company may adversely affect the price of our Class A common stock.

Due to his large holdings of our common stock, George G. Beasley and members of his family control whether any change of control of the Company will occur. Moreover, some provisions of our amended certificate of incorporation, fourth amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire control of us, even if a change of control could be beneficial to you. In addition, the Communications Act of 1934, as amended, and FCC rules and policies limit the number of stations that one individual or entity can own, directly or by attribution, in a market. FCC approval for transfers of control of FCC licensees and assignments of FCC licenses are also required. Because of the limitations and restrictions imposed on us by these provisions and regulations, the trading price of our Class A common stock may be adversely affected.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

DIVIDEND POLICY

We intend to continue to pay quarterly cash dividends on our Class A and Class B common stock. We paid quarterly cash dividends in an aggregate annual amount of $4.1 million in 2016 and $5.1 million in 2017. We paid cash dividends of $1.3 million during the three months ended March 31, 2018, $1.4 million during the three months ended June 30, 2018 and $1.4 million on July 6, 2018. The declaration and payment of any future dividends will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

In addition, the credit agreement governing our revolving credit facility and term loan restricts our ability to pay cash dividends to holders of our common stock. For more details, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which is incorporated by reference in this prospectus supplement.

MARKET PRICE OF OUR CLASS A COMMON STOCK

Our Class A common stock is listed on the Nasdaq Global Market under the symbol “BBGI.” The following table sets forth, for each of the quarterly periods indicated, the high and low intraday sales prices for our Class A common stock.

	High	Low
Year ended December 31, 2015
First Quarter	$5.54	$4.79
Second Quarter	5.18	4.23
Third Quarter	5.00	3.80
Fourth Quarter	4.47	2.75
Year ended December 31, 2016
First Quarter	$4.01	$3.05
Second Quarter	5.00	3.64
Third Quarter	6.05	4.19
Fourth Quarter	7.70	4.75
Year ended December 31, 2017
First Quarter	$14.25	$5.70
Second Quarter	18.19	8.15
Third Quarter	12.25	8.55
Fourth Quarter	14.40	8.83
Year ending December 31, 2018
First Quarter	$14.10	$9.90
Second Quarter	12.32	9.70
Third Quarter (through July 23, 2018)	12.00	8.90

On July 23, 2018, the last reported sale price of shares of our Class A common stock was $8.90 per share. As of July 9, 2018, there were approximately 119 shareholders of record of our Class A common stock. A substantially greater number of holders of shares of our common stock are “street name” or beneficial holders, where shares are held of record by banks, brokers and other financial institutions.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the current beneficial ownership of our Class A common stock by each selling stockholder, the number of shares that are being offered by each selling stockholder pursuant to this prospectus supplement and the beneficial ownership of our Class A common stock by each selling stockholder after completion of this offering.

The number of shares and percentages of beneficial ownership set forth below are based on 10,844,488 shares of our Class A common stock issued and outstanding as of July 9, 2018. Beneficial ownership is determined in accordance with Rule 13d-3(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) and includes voting or investment power with respect to our securities.

The information in the table below with respect to each selling stockholder has been obtained from such selling stockholder. When we refer to the “selling stockholders” in this prospectus supplement, we mean the selling stockholders listed in the table below, as well as their respective pledgees, donees, assignees, transferees and successors and others who may hold any of such selling stockholder’s interest. The business address for each of the selling stockholders is c/o Carter Ledyard & Milburn LLP, Two Wall Street, New York, NY 10005.

Name of Selling Stockholders	Shares Beneficially Owned Prior to the Offering		Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares			Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares
			Shares to be Sold in this Offering	Shares Beneficially Owned After the Offering		Shares to be Sold in this Offering	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent		Number	Percent
Cristina Bordes 2009 Gift Trust(1)	489,762	4.5%	489,762	0	—	489,762	0	—
Peter A. Bordes Marital Trust(2)	171,361	1.6%	171,361	0	—	171,361	0	—
Lee Bordes 2015 GRAT #7(3)	70,851	*	70,851	0	—	70,851	0	—
Lee Bordes 2017 GRAT #1(4)	966,954	8.9%	732,493	234,461	2.2%	966,954	0	—
Lee Bordes 2017 GRAT #2(5)	966,954	8.9%	732,493	234,461	2.2%	966,954	0	—
Stephanie Bordes 2009 Gift Trust(6)	439,425	4.1%	439,425	0	—	439,425	0	—
Stephen Bordes 2009 Gift Trust(7)	489,762	4.5%	489,762	0	—	489,762	0	—

*	Denotes less than 1.0% of beneficial ownership.
(1)	Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares of Class A common stock held by the Cristina Bordes 2009 Gift Trust. Each trustee may be deemed to share beneficial ownership of the shares shown as beneficially owned by the trust, and such persons expressly disclaim such beneficial ownership.
(2)	Peter A. Bordes, Jr., Cristina Bordes, Stephanie L. Bordes, Stephen M. Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares of Class A common stock held by the Peter A. Bordes Martial Trust. Each trustee may be deemed to share beneficial ownership of the shares shown as beneficially owned by the trust, and such persons expressly disclaim such beneficial ownership.
(3)	Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares of Class A common stock held by the Lee Bordes 2015 GRAT #7. Each trustee may be deemed to share beneficial ownership of the shares shown as beneficially owned by the trust, and such persons expressly disclaim such beneficial ownership.

(4)	Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares of Class A common stock held by the Lee Bordes 2017 GRAT #1. Each trustee may be deemed to share beneficial ownership of the shares shown as beneficially owned by the trust, and such persons expressly disclaim such beneficial ownership.
(5)	Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares of Class A common stock held by the Lee Bordes 2017 GRAT #2. Each trustee may be deemed to share beneficial ownership of the shares shown as beneficially owned by the trust, and such persons expressly disclaim such beneficial ownership.
(6)	Stephanie L. Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares of Class A common stock held by the Stephanie Bordes 2009 Gift Trust. Each trustee may be deemed to share beneficial ownership of the shares shown as beneficially owned by the trust, and such persons expressly disclaim such beneficial ownership.
(7)	Stephen M. Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares of Class A common stock held by the Stephen Bordes 2009 Gift Trust. Each trustee may be deemed to share beneficial ownership of the shares shown as beneficially owned by the trust, and such persons expressly disclaim such beneficial ownership.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock acquired pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of such entity or arrangement and an owner in such entity or arrangement will depend on the status of the owner, the activities of such entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes holding our Class A common stock and the owners in such entities or arrangements should consult their own tax advisors regarding the U.S. federal income tax consequences to them of purchasing, owning and disposing of our Class A common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we intend to continue to pay quarterly cash dividends on our Class A and Class B common stock. If we make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to the applicable withholding agent a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is or is treated as a corporation for U.S.

federal income tax purposes also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

Guggenheim Securities, LLC is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Guggenheim Securities, LLC	1,938,211
Stephens Inc.	1,031,629
Noble Capital Markets Inc.	156,307

Total	3,126,147

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares subject to their acceptance of the shares of Class A common stock from the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts; Expenses

The underwriters have advised us and the selling stockholders that they propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at that price less a concession not in excess of $0.27 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our Class A common stock from the selling stockholders, as applicable.

	Per Share	Total
Selling Stockholders		Without Option	With Option
Public offering price	$7.50	$23,446,102.50	$26,963,017.50
Underwriting discounts and commissions	$0.45	$1,406,766.15	$1,617,781.05
Proceeds, before expenses, to the selling stockholders	$7.05	$22,039,336.35	$25,345,236.45

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $500,000, which includes certain expenses incurred by the underwriters and the selling stockholders in connection with this offering that will be reimbursed by us. We have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering, which are currently estimated to be $20,000. We have also agreed, pursuant to the registration rights agreement with the selling stockholders, to reimburse the selling stockholders for certain of their expenses in connection with this offering.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option to purchase up to an additional 468,922 shares of Class A common stock at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

In connection with this offering, we, each selling stockholder, certain other of our stockholders, and our directors and officers have agreed with the underwriters that, subject to certain exceptions, without the prior written consent of Guggenheim Securities, LLC on behalf of the underwriters, we and they will not, for the period ending 90 days after the date of this prospectus supplement (the “restricted period”) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any other securities convertible into or exercisable or exchangeable for Class A common stock; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any such transaction is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. The underwriters may, in their sole discretion, permit the sale of these shares of Class A common stock or any other securities convertible into or exercisable or exchangeable for Class A common stock during the restricted period in whole or in part and at any time, with or without notice.

With respect to us, the restrictions described above do not apply to:

(a) the exercise of an option or warrant, the vesting of restricted stock units or the conversion or exchange of a security outstanding on the date hereof;

(b) pursuant to the stock-based compensation plans of Beasley and our subsidiaries;

(c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of shares of our Class A common stock during the 90-day restricted period and the establishment of such plan does not require or otherwise result in any public filing or other public announcement of such plan during the 90-day restricted period;

(d) shares of our Class A common stock or other securities issued in connection with a transaction with a third party that includes a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) or any acquisition of assets of not less than a majority or controlling portion of the equity of another entity, provided that (x) the aggregate number of shares of our Class A common stock that the we may sell or issue or agree to sell or issue shall not exceed 5% of the total number of shares of our Class A common stock issued and outstanding immediately following the completion of this offering and (y) each recipient of shares of our Class A common stock or securities convertible into or exercisable for our Class A common stock shall execute a lock-up agreement; and

(e) the filing of any registration statement on Form S-8 or a successor form thereto relating to the shares of our Class A common stock granted pursuant to or reserved for issuance under the stock-based compensation plans of Beasley and our subsidiaries referred to in clause (c).

Further, the foregoing lock-up provisions will not apply to the selling stockholders and our executive officers and directors with respect to:

(a) transfers made to the underwriters in connection with this offering;

(b) transfers made (i) as a bona fide gift or gifts, (ii) by will, other testamentary document or intestate succession, (iii) to family members, (iv) to a trust for the direct or indirect benefit of such person or one or more family members, (v) pursuant to a domestic order, divorce settlement, divorce decree, separation agreement or pursuant to an order of a court of competent jurisdiction enforcing such agreement, (vi) to a charitable trust, or (vii) to a legal entity wholly owned by such person and/or one of more family members;

(c) the surrender or forfeiture of shares of our Class A common stock to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards, where any Class A common stock received by such person upon any such exercise or vesting will be subject to the terms of the lock-up provisions;

(d) distributions of our Class A common stock to limited partners, members or stockholders or the beneficiary of such trust or to a revocable trust established by the beneficiary,

(e) transactions relating to our Class A common stock acquired in open market transactions after the closing of this offering, and

(f) the transfer of shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Class A common stock involving a change of control of the Company that has been approved by our board of directors; provided that if such a transaction is not completed, the relevant Class A common stock shall remain subject to the terms of the lock-up provisions.

It is a condition to any transfer or distribution pursuant to clauses (b), (c), (d) or (e) that no public disclosure or announcement be required or made in connection with such transfer or distribution. It is a further condition to any transfer or distribution to clauses (b) or (d) that (x) any such transfer shall not involve a disposition for value and (y) each resulting transferee or donee enter into a similar lock-up agreement for remainder of the restricted period. In addition, the lock-up provision will not apply to the establishment of a 10b5-1 trading plan, provided that no transfers occur during the restricted period and no public filing or announcement is required or made in connection with such plan during the restricted period.

NASDAQ Global Market Listing

Our Class A common stock is listed on the Nasdaq Global Market under the symbol “BBGI.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representative may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the closing of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

Any underwriters who are qualified market makers on The NASDAQ Global Market may engage in passive market making transactions in the securities on The NASDAQ Global Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

We, the representative and each of our and the representative’s and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus supplement has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

MiFID II Product Governance

Any person offering, selling or recommending the shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of Class A common stock offered by this prospectus supplement will be passed upon for us by Latham & Watkins LLP, Washington, District of Columbia. Certain legal matters will be passed upon for the selling stockholders by Debevoise & Plimpton LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Proskauer Rose LLP, New York, New York.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 have been incorporated in this prospectus supplement by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 in reliance on the report, including reference to the schedule, included in the Annual Report on Form 10-K, of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Available Information

We file reports, proxy statements and other information with the SEC under the Exchange Act. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov.

This prospectus supplement and the accompanying prospectus are part of registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Copies of our Amended and Restated Certificate of Incorporation and our Fourth Amended and Restated Bylaws, which set forth the terms of our Class A common stock, are filed as exhibits to the registration statements or documents incorporated by reference in the registration statement. Statements in this prospectus supplement or the accompanying prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., or through the SEC’s website, as provided above.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 20, 2018.

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 16, 2018.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 8, 2018.

•	Our Current Reports on Form 8-K filed with the SEC on January 25, 2018 and June 1, 2018.

•	The description of our Class A common stock contained in our registration statement on Form 8-A, filed with the SEC on January 31, 2000, and any amendment or report filed with the SEC for the purpose of updating the description.

All reports and other documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus supplement and deemed to be part of this prospectus supplement and the accompanying prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus by writing or telephoning us at the following address:

Beasley Broadcast Group, Inc.

3033 Riviera Drive

Suite 200

Naples, Florida 34103

(239) 263-5000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

PROSPECTUS

5,422,993 Shares

Beasley Broadcast Group, Inc.

Class A Common Stock

This prospectus relates to the resale of up to 5,422,993 shares of Class A common stock of Beasley Broadcast Group, Inc., by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of the shares. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders identified in this prospectus will pay underwriting discounts and commissions and any transfer taxes incurred for the sale of shares of our Class A common stock.

Our Class A common stock is listed on The NASDAQ Global Market under the symbol “BBGI”. On December 29, 2016, the closing sale price of our Class A common stock on The NASDAQ Global Market was $5.85 per share. You are urged to obtain current market quotations for our Class A common stock.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 30, 2016.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process, to permit the holders named in the section entitled “Selling Stockholders” to resell shares of our Class A common stock in a registered offering, as described under “Plan of Distribution.” Under this shelf registration process, the selling stockholders from time to time may offer and sell shares of our common stock in one or more offerings or resales. This prospectus provides you with a general description of the shares of common stock the selling stockholders may offer. Under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by the selling stockholders. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. Any prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.”

Neither we, nor the selling stockholders, have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any applicable prospectus supplement or any free writing prospectus prepared by us is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

When we refer to “Beasley,” “we,” “our,” “us” and the “Company” in this prospectus, we mean Beasley Broadcast Group, Inc. and its consolidated subsidiaries, unless otherwise specified.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act of 1934, as amended, which we refer to as the “Exchange Act” in this prospectus, relating to our business, financial condition and other matters. Such reports and other information may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain more information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains an internet website located at www.sec.gov, which contains reports, proxy statements and other information that we file with the SEC electronically via the EDGAR system.

Our principal executive offices are located at 3033 Riviera Drive, Suite 200, Naples, FL 34103 and our telephone number is (239) 263-5000. Our Internet address is www.bbgi.com. The information on our Internet website is not incorporated by reference in this prospectus, and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Other documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., or through the SEC’s website, as provided above.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including our Compensation Committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016, and September 30, 2016, filed with the SEC on May 11, 2016, August 5, 2016 and November 9, 2016, respectively.

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 15, 2016.

•	Our Definitive Information Statement on Schedule 14C, filed with the SEC on September 23, 2016.

•	Our Current Reports on Form 8-K filed with the SEC on March 18, 2016, May 27, 2016, July 20, 2016 (excluding Item 7.01 information and related exhibits), November 2, 2016 (excluding Item 2.02 information and related exhibit) and November 4, 2016.

•	The description of our Class A common stock contained in our registration statement on Form 8-A, filed with the SEC on January 31, 2000, and any amendment or report filed with the SEC for the purpose of updating the description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Beasley Broadcast Group, Inc.

3033 Riviera Drive

Suite 200

Naples, Florida 34103

(239) 263-5000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.

ABOUT THE COMPANY

We are a radio broadcasting company whose primary business is operating radio stations throughout the United States. Inclusive of announced divestitures, we own and operate 69 radio stations in the following radio markets: Atlanta, GA, Augusta, GA, Boston, MA, Charlotte, NC, Detroit, MI, Fayetteville, NC, Fort Myers-Naples, FL, Greenville-New Bern-Jacksonville, NC, Las Vegas, NV, Philadelphia, PA, Middlesex, NJ, Monmouth, NJ, Morristown, NJ, Tampa-Saint Petersburg, FL, West Palm Beach-Boca Raton, FL, and Wilmington, DE.

We seek to secure and maintain a leadership position in the markets we serve by developing market-leading clusters of radio stations in each of our markets. We operate our radio stations in clusters to capture a variety of demographic listener groups, which we believe enhances our radio stations’ appeal to a wide range of advertisers. In addition, we have been able to achieve operating efficiencies by consolidating office and studio space where possible to minimize duplicative management positions and reduce overhead expenses.

On November 1, 2016 we completed our merger with Greater Media, Inc. (“Greater Media”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated July 19, 2016, under which we acquired all of the issued and outstanding common stock of Greater Media for an aggregate purchase price of approximately $240 million, subject to a purchase price adjustment related to the sale of Greater Media’s tower assets and other customary post-closing purchase price adjustments and inclusive of the repayment of approximately $82 million of Greater Media’s outstanding debt and the payment of certain transaction expenses (the “Merger”). The proceeds paid to the stockholders of Greater Media in the Merger consisted of (i) approximately $94.4 million in cash and (ii) $25 million in shares of the Company’s Class A common stock, which is equal to 5,422,993 shares at a fixed value of $4.61 per share.

The selling stockholders listed in this prospectus are former stockholders of Greater Media that received shares of the Company’s Class A common stock as a result of the Merger. At the closing of the Merger, the Company entered into a Registration Rights Agreement with such stockholders and BFTW LLC (the “Registration Rights Agreement”), requiring the Company, not later than twenty days following the closing of the Merger, to file a shelf registration statement on Form S-3 with the SEC with respect to the resale of the shares of the Company’s Class A common stock received by such stockholders in the Merger. In addition, such stockholders are entitled to unlimited piggyback registration rights with respect to the registration of any equity securities of the Company, subject to certain limitations.

These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares held by such selling stockholders to be included in such offering. Subject to certain exceptions, the Company is generally required to bear all expenses of registration (other than underwriting discounts and commissions and certain travel expenses). The Registration Rights Agreement also places indemnity obligations on the Company, to indemnify the selling stockholders, under certain circumstances, and on the selling stockholders, to indemnify the Company under certain circumstances.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which relate to future, not past, events. All statements other than statements of historical fact included in this document are forward-looking statements. These forward-looking statements are based on the current beliefs and expectations of the Company’s management and are subject to known and unknown risks and uncertainties. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “plans,” “projects,” “could,” “should,” “would,” “seek,” “forecast,” or other similar expressions help identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company and Greater Media undertake no obligation to update or revise any forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Factors that could cause actual results or events to differ materially from these forward-looking statements include, but are not limited to:

•	the ability to successfully combine the businesses of the Company and Greater Media and the ability to successfully integrate the stations acquired in the asset exchange with CBS Radio;

•	the ability of the Company to achieve the expected cost savings, synergies and other benefits from the acquisition of Greater Media and the asset exchange with CBS Radio within the expected time frames or at all;

•	the incurrence of significant transaction -related fees and costs in connection with the acquisition of Greater Media;

•	the incurrence of unexpected costs or liabilities relating to the integration of Greater Media and the stations acquired in the asset exchange with CBS Radio;

•	the risk that the acquisition of Greater Media may not be accretive to the Company’s current stockholders;

•	the risk that the acquisition of Greater Media may prevent the Company from acting on future opportunities to enhance stockholder value;

•	the impact of the issuance of the Merger Shares in connection with the acquisition of Greater Media;

•	the risk that any identifiable intangible assets recorded due to the acquisition of Greater Media could become impaired;

•	external economic forces that could have a material adverse impact on the Company’s advertising revenues and results of operations;

•	the ability of the Company’s radio stations to compete effectively in their respective markets for advertising revenues and respond to changes in technology, standards and services that affect the radio industry;

•	the Company’s substantial debt levels;

•	the loss of key personnel; and

•	other economic, business, competitive, and regulatory factors affecting the businesses of the Company and Greater Media generally, including those set forth in the Company’s filings with the SEC.

All written and oral forward-looking statements attributable to the Company or Greater Media or persons acting on behalf of the Company or Greater Media are expressly qualified in their entirety by such factors. For additional information with respect to these factors, please see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 2 of this registration statement.

RISK FACTORS

An investment in our Class A common stock involves significant risks. Our business, financial condition, and results of operations could be materially adversely affected by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment. Before you make an investment decision regarding the securities, you should carefully consider the risks and uncertainties described under “Risk Factors” in any applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in any updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. The risks described in those documents are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations, our financial results and the value of the securities.

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit the holders named in the section entitled “Selling Stockholders” to resell shares of our Class A common stock in a registered offering, as described under “Plan of Distribution.” We will not receive any proceeds from the sale of these shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and transfer taxes incurred by the selling stockholders in disposing of their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ Global Market listing fees, printing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

We are registering the resale from time to time by the selling stockholders of up to 5,422,993 shares of our Class A common stock (collectively referred to as the “selling stockholders”) in one or more offerings. The selling stockholders acquired the shares of Class A common stock owned by them in connection with the Merger described above under the heading “About the Company.”

The following table sets forth certain information as of December 29, 2016 regarding the beneficial ownership of our Class A common stock by the selling stockholders named in the table below, who may offer, in the aggregate, up to 5,422,993 shares of our Class A common stock. We do not know if, when or in what amounts the selling stockholders may offer their shares for sale. The selling stockholders may sell some, all or none of the shares held by them. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of any shares of our Class A common stock currently held by the selling stockholders. Because the number of shares the selling stockholders may offer and sell is not presently known, we cannot estimate the number of shares that will continue to be held by the selling stockholders. This table, however, presents the maximum number of shares of Class A common stock that each selling stockholder may offer pursuant to this prospectus and the number of shares of Class A common stock, if any, that each selling stockholder would beneficially own after the sale of such maximum number of shares, assuming no acquisitions of additional shares of Class A common stock take place.

Beneficial ownership is determined in accordance with Rule 13d-3(d) of the Exchange Act and includes voting or investment power with respect to our securities.

	Shares Beneficially Owned Prior to the Offering		Shares Being Sold	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Number	Percent (1)		Number	Percent (1)
Cristina Bordes 2009 Gift Trust (2)	650,204.773	5.4%	650,204.773	0	0%
Lee Bordes 2013 GRAT #4 (3)	56,603.334	*	56,603.334	0	0%
Lee Bordes 2013 GRAT #5 (4)	103,547.006	*	103,547.006	0	0%
Lee Bordes 2014 GRAT #4 (5)	34,795.303	*	34,795.303	0	0%
Lee Bordes 2014 GRAT #6 (6)	127,089.047	1.0%	127,089.047	0	0%
Lee Bordes 2014 GRAT #7 (7)	210,750.259	1.7%	210,750.259	0	0%
Lee Bordes 2015 GRAT #1 (8)	68,944.826	*	68,944.826	0	0%
Lee Bordes 2015 GRAT #4 (9)	72,994.520	*	72,994.520	0	0%
Lee Bordes 2015 GRAT #5 (10)	224,387.232	1.9%	224,387.232	0	0%
Lee Bordes 2015 GRAT #6 (11)	282,065.588	2.3%	282,065.588	0	0%
Lee Bordes 2015 GRAT #7 (12)	310,537.177	2.6%	310,537.177	0	0%
Lee Bordes 2016 GRAT #2 (13)	102,064.972	*	102,064.972	0	0%
Lee Bordes 2016 GRAT #3 (14)	98,583.503	*	98,583.503	0	0%
Lee Bordes Revocable Trust (15)	969,140.812	8.0%	969,140.812	0	0%
Peter A. Bordes Marital Trust (16)	227,497.810	1.9%	227,497.810	0	0%
Peter A. Bordes, Jr. 2009 Gift Trust (17)	650,204.773	5.4%	650,204.773	0	0%
Stephanie Bordes 2009 Gift Trust (18)	583,377.292	4.8%	583,377.292	0	0%
Stephen Bordes 2009 Gift Trust (19)	650,204.773	5.4%	650,204.773	0	0%

Total (20)	5,422,993.0	44.8%	5,422,993.0	0	0%

*	Denotes less than 1.0% of beneficial ownership.
(1)	Applicable percentage ownership is based on 12,112,142 shares of Class A common stock outstanding as of December 29, 2016, together with securities exercisable or convertible into shares of Class A common stock within 60 days of such date.
(2)

Includes 104,032.778 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership.

All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees of the trust and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(3)	Includes 9,056.535 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(4)	Includes 16,567.523 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(5)	Includes 5,567.249 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(6)	Includes 20,334.250 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(7)	Includes 33,720.046 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(8)	Includes 11,031.174 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(9)

Includes 11,679.125 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(10)	Includes 35,901.962 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(11)	Includes 45,130.500 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(12)	Includes 49,685.955 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(13)	Includes 16,330.398 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(14)	Includes 15,773.363 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Cristina Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(15)	Includes 155,062.551 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Voting and investment decisions for the trust are made by its trustees, acting by majority vote. Peter A. Bordes, Jr., Cristina Bordes, Stephanie L. Bordes, Stephen M. Bordes and JPMorgan Chase Bank, N.A. currently serve as trustees. Each of the trustees disclaims beneficial ownership of the shares held by the trust.
(16)	Includes 36,399.655 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Voting and investment decisions for the trust are made by its trustees, acting by majority vote. Peter A. Bordes, Jr., Cristina Bordes, Stephanie L. Bordes, Stephen M. Bordes and Stephen F. Lappert currently serve as trustees. Each of the trustees disclaims beneficial ownership of the shares held by the trust.

(17)	Includes 104,032.778 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Peter A. Bordes, Jr. and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(18)	Includes 93,340.380 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Stephanie Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(19)	Includes 104,032.778 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the trust does not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the trust in accordance with the purchase price adjustment provisions of the Merger Agreement. Stephen Bordes and Stephen F. Lappert are the trustees and may be deemed to have the shared power to vote and dispose of the shares of Class A common stock that are beneficially owned by such trust. Each of the trustees disclaims beneficial ownership of the shares of Class A common stock held by the trust, except to the extent of any pecuniary interest.
(20)	Includes an aggregate of 867,679 shares of Class A common stock that are currently being held in escrow pursuant to the terms of the Merger Agreement and as to which the selling stockholders do not currently have beneficial ownership. All, a portion or none of such escrowed stock may be released to the selling stockholders in accordance with the purchase price adjustment provisions of the Merger Agreement.

PLAN OF DISTRIBUTION

The selling stockholders may sell our Class A common stock from time to time in any of the ways described below or in any combination thereof:

•	to or through underwriters or dealers;

•	through one or more agents;

•	in “at the market” to or through market makers or into an existing market for the securities;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	by pledge to secure debts and other obligations;

•	directly to purchasers or to a single purchaser; or

•	any other method permitted pursuant to applicable law.

The distribution of our Class A common stock by the selling stockholders may be effected from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise (including the issuance by the applicable selling stockholder of derivative securities);

•	through the settlement of short sales; or

•	any combination of the foregoing.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of our common stock by the selling stockholders may include the following information to the extent required by law:

•	the name or names of the selling stockholders and the amounts to be sold by them;

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriter compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed, reallowed or paid to dealers.

Offers to purchase the Class A common stock being offered by this prospectus may be solicited directly. Agents may also be designated to solicit offers to purchase the Class A common stock from time to time. Any agent involved in the offer or sale of our Class A common stock will be identified in a prospectus supplement.

If a dealer is utilized in the sale of the Class A common stock being offered by this prospectus, the Class A common stock will be sold to the dealer, as principal. The dealer may then resell the Class A common stock to the public at varying prices to be determined by the dealer at the time of resale.

If an underwriter is utilized in the sale of the Class A common stock being offered by this prospectus, an underwriting agreement will be executed with the underwriter at the time of sale and the name of any underwriter will be provided in the prospectus supplement that the underwriter will use to make resales of the Class A common stock to the public. In connection with the sale of the Class A common stock, the selling stockholders, or the purchasers of Class A common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the Class A common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for which they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

Any compensation paid to underwriters, dealers or agents in connection with the offering of the Class A common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers will be provided in the applicable prospectus supplement, if required. Underwriters, dealers and agents participating in the distribution of the Class A common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Class A common stock may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof and to reimburse those persons for certain expenses.

The selling stockholders may sell shares of the Class A common stock directly to purchasers. In this case, they may not engage underwriters or agents in the offer and sale of such shares.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the Class A common stock by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The specific terms of any lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

We are not aware of any plans, arrangements or understandings between any of the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of shares of our Class A common stock by the selling stockholders. We cannot assure you that the selling stockholders will sell any or all of the shares of our Class A common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the shares of our Class A common stock by other means not described in this prospectus. Moreover, shares of Class A common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.

A selling stockholder which is an entity may elect to make a pro rata in-kind distribution of the shares of our Class A common stock to its members, partners or shareholders. In such event we may file a prospectus supplement to the extent required by law in order to permit the distributees to use the prospectus to resell the Class A common stock acquired in the distribution. A selling stockholder which is an individual may make gifts of shares of our Class A common stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

LEGAL MATTERS

On behalf of the Company, Latham & Watkins LLP will pass upon certain legal matters relating to the issuance and sale of the Class A common stock offered hereby. Additional legal matters may be passed upon for us, the selling stockholders or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 have been incorporated in this Prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 in reliance on the report, including reference to the schedule, included in the Annual Report on Form 10-K, of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Greater Media as of and for the years ended December 31, 2014 and 2015 have been incorporated in this Prospectus by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2016 in reliance on the report of WithumSmith+Brown, PC, Independent Accountants, given on the authority of said firm as experts in auditing and accounting.

3,126,147 Shares

Beasley Broadcast Group, Inc.

Class A Common Stock

Prospectus Supplement

Sole Book-Running Manager

Guggenheim Securities

Lead Manager

Stephens Inc.

Co-Manager

Noble Capital Markets

July 24, 2018